Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2015

CHAIRMAN’S STATEMENT

Since 2015, China’s economic development has been maintained within a reasonable range despite of the complicated situation in both domestic and international markets. The economic and social development in China experienced a slowdown but with steady improvement, which provided a favourable environment for the constantly rapid development of the insurance industry. The Company proactively adapted to the new normal state of economic development by firmly adhering to the operation ideas of “emphasizing value, strengthening sales force, optimizing structure and achieving stable growth”, implementing the “innovation-driven development strategy” in great depth, and focusing on the change of mindset, transformation and upgrade, reform and innovation, as well as risk prevention, and thus achieved the best results in the recent years. New breakthroughs have been achieved in various aspects. As to the Company’s sales teams, the size of the individual insurance sales team reached a new high level among the insurance industry. As to the Company’s business development, the growth rate of both the first-year regular premiums and the first-year regular premiums with 10 years or longer payment duration achieved a new high record since the share restructuring and listing of the Company, with the growth rate of gross written premiums being the highest over the past six years. As to the Company’s operating efficiency, the growth rate of the new business value has significantly surpassed the corresponding period of the last year and the investment income grew rapidly. The Company further achieved the balance between speed and efficiency, unity between business development and team building, and steady operation and risk prevention.

During the Reporting Period, the Company’s total revenue was RMB331,317 million, a 37.5% increase year-on-year; net profit attributable to equity holders of the Company was RMB31,489 million, a 71.1% increase year-on-year; earnings per share (basic and diluted) were RMB1.11, a 71.1% increase year- on-year. New business value for the six months ended 30 June 2015 was RMB18,637 million, a 38.5% increase year-on-year. The Company’s market share1 in the first half of 2015 was approximately 24.8%, maintaining a leading position in the life insurance market. As at the end of the Reporting Period, the Company’s total assets reached RMB2,379,555 million, an increase of 5.9% from the end of 2014; embedded value was RMB516,822 million, an increase of 13.6% from the end of 2014. As at 30 June 2015, the Company’s solvency ratio was 309.21%.

The Company made consistent efforts in establishing the corporate governance and successfully completed the re-election of members of the fifth session of the Board of Directors and the Supervisory Committee. Mr. Xu Hengping, Mr. Xu Haifeng, Mr. Liu Jiade and Mr. Robinson Drake Pike joined the new session of the Board of Directors while Mr. Miao Ping, Mr. Zhan Zhong and Ms. Wang Cuifei joined the new session of the Supervisory Committee. The new session of the Board of Directors and the Supervisory Committee will continue to play their roles in decision-making and supervision such as strategic planning, risk management, internal control and compliance and performance appraisal, etc. In addition, the Company expressed its sincere gratitude to Mr. Su Hengxuan, Mr. Miao Ping and Mr. Bruce Douglas Moore (all of whom were resigned Directors), as well as Ms. Xia Zhihua, Ms. Yang Cuilian and Mr. Li Xuejun (all of whom were resigned Supervisors) for their contributions to the development of the Company during their tenure.

Through the launch of a series of internet-based service platforms, such as the E-customer Service, Counter Pass, Cloud Assistant and WeChat Platform, the Company achieved the connection and consolidation of online and offline services, offered great support to the market sales and provided customers with services via various channels, which led to the improvement of customer experience. Moreover, the Company’s operational costs were reduced and the efficiency of its operational management was improved by pushing forward the automation of business operations, electronization of insurance policies and optimization of business processes, etc.

The Company actively pushed forward the development of policy-oriented businesses. Relying on its competitive advantages in professionalism and business scale, the Company continued to develop policy-oriented businesses including Supplementary Major Medical Insurance for Urban and Township Residents, New Village Cooperative Medical Insurance and New Rural Pension Insurance, as well as Rural Micro-insurance business. In addition, the Company provided insurance coverage for the public security police, astronauts, aerospace scientists, and over 100,000 college-graduate village officials, and actively offered a career development platform for college-graduate village officials, with the number of the college-graduate village officials introduced to the Company’s local branches amounting to 1,065. The Company established a well-developed contingency plan for major emergencies, announced various service undertakings with respect to accident claims such as in the accident of “Eastern Star”, and actively performed its insurance liability and humanitarian duties. The Company was constantly committed to the participation of public welfare and charitable undertakings. During the Reporting Period, the Company continually carried out the public welfare projects to offer support to Wenchuan earthquake orphans, Yushu earthquake orphans and Zhouqu mudslide orphans, etc. through the China Life Foundation, and provided support for the education and development of certain poverty-stricken areas.

[1]	Calculated according to the premium data of life insurance companies in the first half of 2015 released by the China Insurance Regulatory Commission (the “CIRC” ).

In the second half of the year, with the further deepening of market-oriented reforms and the sustained release of auxiliary measures of the “New Ten Rules” and the relevant policy benefits, a faster development trend will continue in the life insurance industry. Nevertheless, we should be clear in mind that with the complicated situation persistent in both domestic and international markets, weak recovery in the global economy, apparent structural conflicts resulting from the insufficient new momentum and weakened old momentum for the economic growth in China, the downward economic pressure will remain great. As the fluctuation in the domestic stock market intensifies, it might have an impact on the investment income of the Company in the second half of the year. The Company will stick to the pre-determined operation ideas by firmly implementing the development tactics of “Five Focuses”, which is the focuses on creating more business value, greater sales force, regular premiums, individual life insurance and market in urban areas, insist on putting “development” as its first priority, put more efforts on the development of insurance business with long-term regular premiums and short-term insurances, consolidate its advantages in policy-oriented business, complete the pilot program of health insurance products with tax preferential treatment and follow up with the implementation of tax deferral policy of pension products. With sales teams as the starting points, the Company will expand the size of its sales teams and enhance their quality comprehensively so as to strengthen its sales management platform. The Company will keep a close watch on the market for the purposes of improving its competitiveness in urban markets and consolidating its competitive strength in county markets. The Company will uphold its customer-centered business concept, and launch a new generation of comprehensive business processing system in order to further enhance the customer operation and experience. The Company will make prudent investments to effectively balance the short-term fluctuation of its assets with their long-term value. The Company will insist on developing its business in a healthy manner, comply with the rules of the China Risk Oriented Solvency System (C-ROSS) and establish the risk governance structure that meets its requirement for the purpose of improving the risk management level of the Company.

The achievements made in the first half of 2015 have laid down an important foundation for the accomplishment of various tasks for the year, and also created favourable conditions for the successful completion of the final phase of China’s “12th Five-Year Plan”. In the second half of the year, all employees of China Life will continue to devote all their efforts and take initiatives for the development of the Company, and seize market opportunities to promote the innovative development, thereby offering a better service for its customers and a greater value to its shareholders. While completing the tasks of this year, the Company will stand high, forge ahead and draw up all useful opinions to design its development path of “13th Five-Year Plan” with a more extensive vision, and to draw a blueprint scientifically for the development of China Life in the future five years.

MANAGEMENT DISCUSSION AND ANALYSIS

I.	Overview of Operations in the First Half of 2015

In the first half of 2015, the Company experienced a rapid growth of its business, with its business structure significantly optimized and the operating results noticeably improved, thus maintaining the leading position in the market. During the Reporting Period, the Company’s net premiums earned were RMB229,360 million, an increase of 18.4% as compared to the corresponding period of 2014 with RMB204,763 million from life insurance business, increased by 18.6% as compared to the corresponding period of 2014, RMB18,128 million from health insurance business, increased by 19.4% as compared to the corresponding period of 2014, RMB6,469 million from accident insurance business, increased by 9.1% as compared to the corresponding period of 2014; first-year premiums for policies with insurance duration of more than one year increased by 41.8% as compared to the corresponding period of 2014, first-year regular premiums increased by 50.6% as compared to the corresponding period of 2014, and the percentage of first-year regular premiums in first-year premiums for policies with insurance duration of more than one year increased to 38.32% in the first half of 2015 from 36.10% in the corresponding period of 2014; first-year regular premiums with 10 years or longer payment duration increased by 49.5% as compared to the corresponding period of 2014, and the percentage of first-year regular premiums with 10 years or longer payment duration in first-year regular premiums decreased to 46.76% in the first half of 2015 from 47.10% in the corresponding period of 2014; renewal premiums increased by 2.0% as compared to the corresponding period of 2014, and the percentage of renewal premiums in gross written premiums decreased to 46.10% in the first half of 2015 from 53.70% in the corresponding period of 2014. As at 30 June 2015, the number of in-force policies increased by 9.6% from the end of 2014; the Policy Persistency Rate (14 months and 26 months)2 reached 89.00% and 84.00%, respectively; and the Surrender Rate3 was 3.98%, a 0.64 percentage point increase as compared to the corresponding period of 2014.

[2]	The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.
[3]	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premium of long-term insurance contracts)

With respect to the exclusive individual agent channel, the Company achieved a faster growth while maintaining a stable business structure and its business value was significantly enhanced. During the Reporting Period, gross written premiums from the exclusive individual agent channel increased by 14.3% year-on-year; first-year premiums for policies with insurance duration of more than one year increased by 55.3% year-on-year; first-year regular premiums increased by 54.9% year-on- year; first-year regular premiums with 10 years or longer payment duration increased by 43.4% year- on-year; the percentage of first-year regular premiums with 5 years or longer payment duration and first-year regular premiums with 10 years or longer payment duration in gross first-year regular premiums were 90.85% and 52.89%, respectively, and renewal premiums increased by 4.9% year- on-year. The Company achieved fruitful results in its persistent implementation of the “quality and quantity improvement” strategy for team building. As at the end of the Reporting Period, the Company had a total of 949,000 exclusive individual agents, which increased by 27.7% from the end of 2014. The Company continued to promote the professional development for the exclusive individual agent channel, and achieved great results in both product strategy and sales planning.

With respect to the group insurance channel, the business achieved a steady growth. During the Reporting Period, gross written premiums, short-term insurance premiums and short-term accident insurance premiums from the group insurance channel increased by 11.6%, 8.1% and 6.5% year-on- year, respectively. The group insurance channel actively provided services for economic and social development, participated in the building of the social security system, broadened the business areas, successfully underwrote the personal accident insurance for public security police across China, actively developed the medical insurance business in the high-end market, and effectively improved the development of micro-insurance for purpose, insurance for college-graduate village officials, planned birth insurance and accident insurance for senior citizens. The Company also made further efforts in developing the multinational coinsurance business and the international insurance business such as the travel insurance for Sino-Russian tourism. As at the end of the Reporting Period, the Company had a total of 32,000 group insurance sales representatives in the group insurance channel.

With respect to the bancassurance channel, the Company actively responded to new challenges from market competition, sped up its business development, deepened the channel cooperation and enhanced the construction of sales team. While maintaining the business to a certain scale, the Company constantly improved its business structure in great depth, made great efforts in developing businesses with regular premiums, especially the business with 10 years or longer payment duration, and achieved remarkable results in its transformation. During the Reporting Period, gross written premiums from bancassurance channel increased by 24.6% year-on-year; first-year premiums of policies with insurance duration of more than one year increased by 35.1% year-on-year; first- year regular premiums increased by 34.1% year-on-year; and first-year regular premiums with 5 years or longer payment duration increased by 84.9% year-on-year. As at the end of the Reporting Period, the number of intermediary bancassurance outlets was 60,000 with a total of 94,000 sales representatives.

In the first half of 2015, a rapid surge was seen in the stock market in China before a significant decline occurred at the end of June 2015. Market fluctuations intensified. The bond market fluctuated and moved upward, and the curve of yields became noticeably steep. The Company actively responded to the capital market by continuously diversifying investment products and channels. In terms of investment portfolios, the Company increased its allocation in equity assets and other financial products; in terms of investment management, the Company constantly carried out the market-oriented entrusted investment management in both domestic and international markets, and promoted diversification of investment styles and strategies; in terms of investment territories, the Company actively explored overseas investment, and prudently pushed forward global asset network. As at the end of the Reporting Period, the Company’s investment assets reached RMB2,213,612 million, an increase of 5.4% from the end of 2014. Among the major types of investments, the percentage of bonds decreased to 41.51% from 44.77% as at the end of 2014, the percentage of term deposits decreased to 29.26% from 32.85% as at the end of 2014, the percentage of equity investment allocation increased to 16.85% from 11.23% as at the end of 2014, and the percentage of financial asset4 allocation such as the debt investment plans and trust schemes increased to 4.68% from 4.32% as at the end of 2014. During the Reporting Period, interest income increased steadily, and net investment yield5 was 4.37%. Spread income increased significantly and the impairment losses of assets decreased noticeably, as a result of which the gross investment yield6 was 9.06% and gross investment yield including share of profit of associates and joint ventures7 was 9.07%. The comprehensive investment yield8 taking into account the current net fair value changes of available-for-sale financial assets recognized in other comprehensive income was 10.56%.

[4]	Including debt investment plans, trust schemes, project asset-backed plans, asset-backed securities and specialized asset management plans, etc.
[5]	Net investment yield = {[(Investment income + Net income from investment properties – Business tax and extra charges for investment)/((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)]/181} × 365
[6]	Gross investment yield = {[(Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Total income from investment properties – Business tax and extra charges for investment)/((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)]/181} × 365
[7]	Gross investment yield including share of profit of associates and joint ventures = {[(Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Total income from investment properties – Business tax and extra charges for investment + Share of profit of associates and joint ventures)/((Investment assets at the beginning of the period + Investments in associates and joint ventures at the beginning of the period + Investment assets at the end of the period + Investments in associates and joint ventures at the end of the period) / 2)]/181} × 365
[8]	Comprehensive investment yield = {[(Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Current net fair value changes of available-for-sale securities recognized in other comprehensive income + Total income from investment properties – Business tax and extra charges for investment)/((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2) ]/181} × 365

In the first half of 2015, the Company continued to thoroughly implement the “innovation-driven development strategy”. The Company stepped up its efforts in developing innovative products and sales modes, thus effectively promoting the sale of its major products. The Company made great efforts in channel innovation and carried out the pilot program of direct sales over the counter, which generated over RMB3.13 billion of premiums from the sale of new policies over the counters by all branches of the Company. The Company strengthened the innovations in service and technology innovation and launched the E-customer Service with internet services and mobile phone app services as its core. The Company deeply promoted the application of the E-China Life and the Cloud Assistant System among sales teams, and introduced new emerging technological means such as WeChat Interaction and WeChat Payment, achieving electronization and networking in the aspects of market education and product sales and thus further enhancing the customer experience and sales efficiency; the electronic policies for the short-term insurance business were widely adopted. With the launch of a smart claim settlement platform, the average claim settlement efficiency was increased by 8.9%. The Company actively expanded various channels, such as websites, WeChat and interactive voice response (IVR), to provide its customers with new notification services. “95519” Call Center has been awarded the “Best Call Center in China” for twelve consecutive years and the “Best Call Center in the World” by the International Customer Management Institute (ICMI) for three times. The Company established a global assistance service platform to offer global assistance services for over 70 million customers. The Company also broadened the scope of its customer services by constantly organizing a series of activities, such as the “Little Painters of China Life”, “Hand-in-hand with China Life and Filial Piety Comes First”, and “China Life Lecture Hall”.

The Company continuously complied with Section 404 of the U.S. Sarbanes-Oxley Act. Meanwhile, it implemented procedures for the compliance with standard systems of corporate internal control by following the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control” jointly issued by five PRC ministries including the Ministry of Finance and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC. In addition, the Company benchmarked and upgraded its internal control system to the “Internal Control – Integrated Framework (2013)” issued by the U.S. Committee of Sponsoring Organizations (COSO) in order to adapt to new framework requirements. Pursuant to the requirements of the CIRC with respect to a trial run of the C-ROSS, the Company launched the project for the establishment of a solvency risk management system, and strengthened the sound development and effective compliance of its risk management system so as to increase the ability of the Company on solvency risk management. The Company continuously complied with the “Guidelines for the Implementation of Comprehensive Risk Management of Personal Insurance Companies” issued by the CIRC, improved the comprehensive risk management framework, reinforced the mechanism of “top-down” transmission for its risk preference system, implemented the work in relation to risk monitoring and risk early-warning classification management, conducted quantitative analysis of operating risk management, and improved its precaution capability in key risk areas.

II.	Analysis of Major Items of Consolidated Statement of Comprehensive Income

1.	Total Revenues

	RMB million
	January to June 2015	January to June 2014
Net premiums earned	229,360	193,775
Life insurance business	204,763	172,666
Health insurance business	18,128	15,180
Accident insurance business	6,469	5,929
Investment income	49,733	45,075
Net realised gains and impairment on financial assets	38,353	(267)
Net fair value gains through profit or loss	11,770	564
Other income	2,101	1,852

Total	331,317	240,999

Net Premiums Earned

(1)	Life Insurance Business

During the Reporting Period, net premiums earned from life insurance business increased by 18.6% year-on-year. This was primarily due to an increase in the first-year premiums.

(2)	Health Insurance Business

During the Reporting Period, net premiums earned from health insurance business increased by 19.4% year-on-year. This was primarily due to the Company’s enhanced efforts in developing health insurance business by seizing the opportunities brought by national policies.

(3)	Accident Insurance Business

During the Reporting Period, net premiums earned from accident insurance business increased by 9.1% year-on-year. This was primarily due to the enhanced efforts consistently made by the Company in the development of accident insurance business.

Gross written premiums categorized by business:

	RMB million
	January to June 2015	January to June 2014
Life Insurance Business	204,780	172,688
First-year business	106,089	74,218
Single	67,043	48,979
First-year regular	39,046	25,239
Renewal business	98,691	98,470
Health Insurance Business	22,213	17,817
First-year business	13,022	10,409
Single	10,464	8,081
First-year regular	2,558	2,328
Renewal business	9,191	7,408
Accident Insurance Business	7,305	6,745
First-year business	7,174	6,701
Single	7,121	6,600
First-year regular	53	101
Renewal business	131	44

Total	234,298	197,250

Gross written premiums categorized by channel:

	RMB million
	January to June 2015	January to June 2014
Exclusive Individual Agent Channel	133,765	117,016
First-year business of long-term insurance	33,722	21,710
Single	296	124
First-year regular	33,426	21,586
Renewal business	96,906	92,375
Short-term insurance business	3,137	2,931
Group Insurance Channel	10,322	9,247
First-year business of long-term insurance	1,644	1,181
Single	1,528	1,117
First-year regular	116	64
Renewal business	261	283
Short-term insurance business	8,417	7,783
Bancassurance Channel	82,977	66,616
First-year business of long-term insurance	72,411	53,583
Single	64,569	47,733
First-year regular	7,842	5,850
Renewal business	10,452	12,974
Short-term insurance business	114	59
Other Channels[1]	7,234	4,371
First-year business of long-term insurance	926	179
Single	653	11
First-year regular	273	168
Renewal business	394	290
Short-term insurance business	5,914	3,902

Total	234,298	197,250

Notes:

1.	Other channels mainly include supplementary major medical insurance business, telephone sales, etc.

2.	The Company’s channel premium breakdown was presented based on the separate groups of sales personnels including exclusive individual agent team, group insurance sales representatives, bancassurance sales team and other distribution channels.

Investment Income

	RMB million
	January to June 2015	January to June 2014
Investment income from securities at fair value through profit or loss	732	718
Investment income from available-for-sale securities	14,363	10,919
Investment income from held-to-maturity securities	12,220	12,499
Investment income from bank deposits	16,928	17,032
Investment income from loans	5,292	3,676
Other investment income	198	231

Total	49,733	45,075

(1)	Investment Income from Securities at Fair Value through Profit or Loss

During the Reporting Period, investment income from securities at fair value through profit or loss increased by 1.9% year-on-year. This was primarily due to an increase in dividend income from held-for-trading stocks at fair value through profit or loss.

(2)	Investment Income from Available-for-Sale Securities

During the Reporting Period, investment income from available-for-sale securities increased by 31.5% year-on-year. This was primarily due to an increase in dividend income from funds as a result of a significant increase in the investment scale of available-for-sale funds as compared to the corresponding period of 2014 and an increase in income from other equity investments.

(3)	Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities decreased by 2.2% year-on-year. This was primarily due to a decrease in interest income as a result of a decrease in the investment scale of treasury bonds and subordinated debts as compared to the corresponding period of 2014.

(4)	Investment Income from Bank Deposits

During the Reporting Period, investment income from bank deposits decreased by 0.6% year-on-year. This was primarily due to a decrease in interest income as a result of a decline in the scale of negotiated deposits as compared to the corresponding period of 2014.

(5)	Investment Income from Loans

During the Reporting Period, investment income from loans increased by 44.0% year-on-year. This was primarily due to an increase in the scale of policy loans and the allocation of various types of investments such as trust schemes.

Net Realised Gains and Impairment on Financial Assets

During the Reporting Period, changes in net realised gains on financial assets were primarily due to a significant increase in the spread income of available-for-sale stocks and funds.

Net Fair Value Gains through Profit or Loss

During the Reporting Period, net fair value gains through profit or loss increased by 1986.9% year-on-year. This was primarily due to a significant increase in the spread income of held-for-trading stocks at fair value through profit or loss.

Other Income

During the Reporting Period, other income increased by 13.4% year-on-year. This was primarily due to an increase in commission fees earned from China Life Property and Casualty Insurance Company Limited resulting from the development of the agency business by the Company.

2.	Benefits, Claims and Expenses

	RMB million
	January to June 2015	January to June 2014
Insurance benefits and claims expenses	222,080	180,782
Life insurance business	206,916	169,478
Health insurance business	13,391	9,382
Accident insurance business	1,773	1,922
Investment contract benefits	1,239	1,031
Policyholder dividends resulting from participation in profits	29,570	9,212
Underwriting and policy acquisition costs	19,509	14,135
Finance costs	2,313	1,927
Administrative expenses	11,691	10,802
Other expenses	5,340	1,886
Statutory insurance fund contribution	482	401

Total	292,224	220,176

Insurance Benefits and Claims Expenses

(1)	Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to life insurance business increased by 22.1% year-on-year. This was primarily due to the growth of life insurance business.

(2)	Health Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to health life insurance business increased by 42.7% year-on-year. This was primarily due to an increase in the scale of health insurance business.

(3)	Accident Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to accident insurance business decreased by 7.8% year-on-year. This was primarily due to the fluctuation of the number of accidents occurred.

Investment Contract Benefits

During the Reporting Period, investment contract benefits increased by 20.2% year-on-year. This was primarily due to an increase in the scale of investment contracts.

Policyholder Dividends Resulting from Participation in Profits

During the Reporting Period, policyholder dividends resulting from participation in profits increased by 221.0% year-on-year. This was primarily due to an increase in investment yields for participating products.

Underwriting and Policy Acquisition Costs

During the Reporting Period, underwriting and policy acquisition costs increased by 38.0% year-on-year. This was primarily due to an increase in underwriting costs for the first-year regular premium business as a result of the growth of the Company’s business and the optimization of its business structure.

Finance Costs

During the Reporting Period, finance costs increased by 20.0% year-on-year. This was primarily due to an increase in interest payment for securities sold under agreements to repurchase.

Administrative Expenses

During the Reporting Period, administrative expenses increased by 8.2% year-on-year. This was primarily due to the Company’s increased investment in team building for the purpose of enhancing its sustainable development capacity.

Other Expenses

During the Reporting Period, other expenses increased by 183.1% year-on-year. This was primarily due to an increase in business tax and extra charges of investment business.

3.	Profit before Income Tax[9]

	RMB million
	January to June 2015	January to June 2014
Life insurance business	33,858	16,634
Health insurance business	2,948	3,056
Accident insurance business	1,587	918
Other businesses	2,845	2,256

Total	41,238	22,864

(1)	Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the life insurance business increased by 103.5% year-on-year. This was primarily due to the growth of business and a significant increase in income from investment as compared to the corresponding period of 2014.

[9]	In response to favorable market opportunities for health insurance and accident insurance businesses in recent years, the Company has increased its efforts in developing health insurance and accident insurance businesses. In particular, the health insurance business has been growing rapidly and the income generated from health insurance business has increased gradually as a percentage of the Company’s gross written premiums. Meanwhile, the income derived from the previously reported group life insurance, short-term insurance and supplementary major medical insurance segments represented an insignificant percentage of the Company’s gross written premiums. In order to better reflect the changes in the Company’s external environment, its business structure and the objectives of its future development, as well as providing the report readers with more useful information, the Company, since its 2014 Annual Report, has realigned the composition of its reporting segments by changing the previously reported individual life insurance, group life insurance, short-term insurance, supplementary major medical insurance and other segments into four newly identified segments, namely life insurance, health insurance, accident insurance and others. The Company’s management has conducted analysis and evaluation on the operating results based on the new reporting segments. For a detailed discussion, please refer to the Interim Results.

(2)	Health Insurance Business

During the Reporting Period, profit before income tax of the Company in the health insurance business decreased by 3.5% year-on-year. This was primarily due to an increase in business scale and claims expenses.

(3)	Accident Insurance Business

During the Reporting Period, profit before income tax of the Company in the accident insurance business increased by 72.9% year-on-year. This was primarily due to an increase in business scale and a decrease in claims expenses as a result of the fluctuation of the number of accidents occurred.

(4)	Other Businesses

During the Reporting Period, profit before income tax of the Company in the other businesses increased by 26.1% year-on-year. This was primarily due to the growth of operating results of subsidiaries and an increase in net profits of associates.

4.	Income Tax

During the Reporting Period, income tax of the Company was RMB9,504 million, a 120.5% increase year-on-year. This was primarily due to the combined impact of taxable income and deferred tax.

5.	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB31,489 million, a 71.1% increase year-on-year. This was primarily due to a significant increase in investment income as compared to the corresponding period of 2014 and the growth of business.

III	Analysis of Major Items of Consolidated Statement of Financial Position

1.	Major Assets

	RMB million
	As at 30 June 2015	As at 31 December 2014
Investment assets	2,213,612	2,100,870
Term deposits	647,679	690,156
Held-to-maturity securities	503,341	517,283
Available-for-sale securities	736,231	607,531
Securities at fair value through profit or loss	54,601	53,052
Securities purchased under agreements to resell	3,941	11,925
Cash and cash equivalents	75,369	47,034
Loans	184,857	166,453
Statutory deposits-restricted	6,333	6,153
Investment properties	1,260	1,283
Other assets	165,943	145,697

Total	2,379,555	2,246,567

Term Deposits

As at the end of the Reporting Period, term deposits decreased by 6.2% from the end of 2014. This was primarily due to a decrease in the allocation scale of negotiated deposits.

Held-to-Maturity Securities

As at the end of the Reporting Period, held-to-maturity securities decreased by 2.7% from the end of 2014. This was primarily due to the Company’s decreased allocation in treasury bonds and subordinated debts in light of market conditions in a timely manner.

Available-for-Sale Securities

As at the end of the Reporting Period, available-for-sale securities increased by 21.2% from the end of 2014. This was primarily due to the Company’s increased allocation in stocks and funds in light of market conditions.

Securities at Fair Value through Profit or Loss

As at the end of the Reporting Period, securities at fair value through profit or loss increased by 2.9% from the end of 2014. This was primarily due to the Company’s increased allocation in trading funds and stocks.

Cash and Cash Equivalents

As at the end of the Reporting Period, cash and cash equivalents increased by 60.2% from the end of 2014. This was primarily due to the needs for liquidity management.

Loans

As at the end of the Reporting Period, loans increased by 11.1% from the end of 2014. This was primarily due to an increase in the scale of policy loans and the allocation of various types of investments such as trust schemes.

Investment Properties

As at the end of the Reporting Period, investment properties decreased by 1.8% from the end of 2014. This was primarily due to the depreciation of investment properties.

As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:

	RMB million
	As at 30 June 2015		As at 31 December 2014
	Amount	Percentage	Amount	Percentage
Investment category
Fixed-maturity investments	1,760,167	79.51%	1,804,598	85.90%
Term deposits	647,679	29.26%	690,156	32.85%
Bonds	918,935	41.51%	940,619	44.77%
Insurance asset management products[1]	65,058	2.94%	62,348	2.97%
Other fixed-maturity investments[2]	128,495	5.80%	111,475	5.31%
Equity investments	372,875	16.85%	236,030	11.23%
Common stocks	117,878	5.33%	94,933	4.52%
Funds	139,751	6.31%	83,620	3.98%
Other equity investments[3]	115,246	5.21%	57,477	2.73%
Investment properties	1,260	0.06%	1,283	0.06%
Cash, cash equivalents and others[4]	79,310	3.58%	58,959	2.81%

Total	2,213,612	100%	2,100,870	100%

Notes:

1.	Insurance asset management products under fixed-maturity investments include infrastructure and real estate debt investment plans, and project asset-backed plans.

2.	Other fixed-maturity investments include policy loans, trust schemes, statutory deposits-restricted, etc.

3.	Other equity investments include private equity funds, unlisted equities, equity investment plans, bank wealth management products, etc.

4.	Cash, cash equivalents and others include cash and cash equivalents, and securities purchased under agreements to resell.

2.	Major Liabilities

	RMB million
	As at 30 June 2015	As at 31 December 2014
Insurance contracts	1,685,380	1,603,446
Investment contracts	80,428	72,275
Securities sold under agreements to repurchase	44,418	46,089
Policyholder dividends payable	104,420	74,745
Annuity and other insurance balances payable	29,013	25,617
Interest-bearing loans and borrowings	2,650	2,623
Bonds payable	67,992	67,989
Deferred tax liabilities	19,131	19,375
Other liabilities	31,818	47,077

Total	2,065,250	1,959,236

Insurance Contracts

As at the end of the Reporting Period, insurance contracts liabilities increased by 5.1% from the end of 2014. This was primarily due to the accumulation of insurance liabilities from new insurance business and renewal business. As at the date of the statement of financial position, the Company’s insurance contracts reserves passed the liability adequacy test.

Investment Contracts

As at the end of the Reporting Period, account balance of investment contracts increased by 11.3% from the end of 2014. This was primarily due to an increase in the scale of certain investment contracts.

Securities Sold under Agreements to Repurchase

As at the end of the Reporting Period, securities sold under agreements to repurchase decreased by 3.6% from the end of 2014. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable

As at the end of the Reporting Period, policyholder dividends payable increased by 39.7% from the end of 2014. This was primarily due to an increase in investment yields for participating products.

Annuity and Other Insurance Balances Payable

As at the end of the Reporting Period, annuity and other insurance balances payable increased by 13.3% from the end of 2014. This was primarily due to an increase in maturities payable.

Interest-bearing Loans and Borrowings

As at the end of the Reporting Period, interest-bearing loans and borrowings remained stable as compared to the end of 2014. This was primarily due to the fact that the Company had no new borrowings in the first half of 2015. In June 2014, in order to meet the needs of overseas investment, one of the Company’s subsidiaries applied for a fixed-interest rate bank loan of GBP275 million with a term of five years. As at the end of the Reporting Period, the loan balance was RMB2,650 million.

Bonds Payable

As at the end of the Reporting Period, bonds payable remained stable as compared to the end of 2014. This was primarily due to the fact that no subordinated term debts were issued by the Company in the first half of 2015.

Deferred Tax Liabilities

As at the end of the Reporting Period, deferred tax liabilities decreased by 1.3% from the end of 2014. This was primarily due to an increase in the deductible temporary differences.

3.	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB310,947 million, a 9.4% increase from the end of 2014. This was primarily due to a combined effect of the increase in fair value of available-for-sale financial assets and the profit made during the Reporting Period.

IV.	Analysis of Cash Flows

1.	Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of investment assets, and investment income. The primary liquidity risks with respect to these cash flows are the risks of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB75,369 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB647,679 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments or sell them at a fair price.

2.	Liquidity Uses

Our principal cash outflows primarily relate to the payables for the liabilities associated with our various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

3.	Consolidated Cash Flows

	RMB million
	January to June 2015	January to June 2014
Net cash inflow from operating activities	24,948	40,471
Net cash inflow/(outflow) from investing activities	14,526	(61,873)
Net cash inflow/(outflow) from financing activities	(11,137)	43,243
Foreign currency gains/(losses) on cash and cash equivalents	(2)	15

Net increase in cash and cash equivalents	28,335	21,856

The Company has established a cash flow testing system, and conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust the asset portfolio accordingly to ensure sufficient sources of liquidity. During the Reporting Period, net cash inflow from operating activities decreased by 38.4% year-on-year. This was primarily due to an increase in insurance claims and surrenders. The change in net cash inflow/(outflow) from investing activities was primarily due to the needs for investment management. The change in net cash inflow/(outflow) from financing activities was primarily due to the needs for liquidity management.

V.	Solvency Ratio

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant regulatory requirements) by the minimum capital it is required to meet. The following table shows our solvency ratio as at the end of the Reporting Period:

	RMB million
	As at 30 June 2015	As at 31 December 2014
Actual capital	258,125	236,151
Minimum capital	83,478	80,193
Solvency ratio	309.21%	294.48%

The Company’s solvency ratio increased mainly due to an increase in the comprehensive income during the Reporting Period.

INTERIM RESULTS10

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2015

		Unaudited For the six months ended 30 June
		2015	2014
	Notes	RMB million	RMB million
REVENUES
Gross written premiums		234,298	197,250
Less: premiums ceded to reinsurers		(398)	(259)

Net written premiums		233,900	196,991
Net change in unearned premium reserves		(4,540)	(3,216)

Net premiums earned		229,360	193,775

Investment income	1	49,733	45,075
Net realised gains and impairment on financial assets	2	38,353	(267)
Net fair value gains through profit or loss	3	11,770	564
Other income		2,101	1,852

Total revenues		331,317	240,999

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits		(136,675)	(113,906)
Accident and health claims and claim adjustment expenses		(7,737)	(6,635)
Increase in insurance contract liabilities		(77,668)	(60,241)
Investment contract benefits		(1,239)	(1,031)
Policyholder dividends resulting from participation in profits		(29,570)	(9,212)
Underwriting and policy acquisition costs		(19,509)	(14,135)
Finance costs		(2,313)	(1,927)
Administrative expenses		(11,691)	(10,802)
Other expenses		(5,340)	(1,886)
Statutory insurance fund contribution		(482)	(401)

Total benefits, claims and expenses		(292,224)	(220,176)

[10]	The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

For the six months ended 30 June 2015

		Unaudited For the six months ended 30 June
		2015	2014
	Notes	RMB million	RMB million
Share of profit of associates and joint ventures		2,145	2,041

Profit before income tax	4	41,238	22,864
Income tax	5	(9,504)	(4,310)

Net profit		31,734	18,554

Attributable to:
– Equity holders of the Company		31,489	18,407
– Non-controlling interests		245	147

Basic and diluted earnings per share	6	RMB1.11	RMB0.65

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains on available-for-sale securities		54,454	13,156
Amount transferred to net profit from other comprehensive income		(38,353)	267
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		(7,517)	—
Share of other comprehensive income of associates and joint ventures under the equity method		253	281
Income tax relating to components of other comprehensive income		(2,149)	(3,352)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods		6,688	10,352
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		—	—

Other comprehensive income for the period, net of tax		6,688	10,352

Total comprehensive income for the period, net of tax		38,422	28,906

Attributable to:
– Equity holders of the Company		38,168	28,734
– Non-controlling interests		254	172

Notes:

1	INVESTMENT INCOME

	For the six months ended 30 June
	2015	2014
	RMB million	RMB million
Debt securities
– held-to-maturity securities	12,220	12,499
– available-for-sale securities	9,329	9,022
– at fair value through profit or loss	526	660
Equity securities
– available-for-sale securities	5,034	1,897
– at fair value through profit or loss	206	58
Bank deposits	16,928	17,032
Loans	5,292	3,676
Securities purchased under agreements to resell	150	163
Others	48	68

Total	49,733	45,075

For the six months ended 30 June 2015, included in investment income was interest income of RMB44,493 million (for the six months ended 30 June 2014: RMB43,120 million). All interest income was accrued using the effective interest method.

For the six months ended 30 June 2015, the investment income from listed debt and equity securities was RMB3,530 million (for the six months ended 30 June 2014: RMB3,001 million), the investment income from unlisted debt and equity securities was RMB23,785 million (for the six months ended 30 June 2014: RMB21,135 million).

2	NET REALISED GAINS AND IMPAIRMENT ON FINANCIAL ASSETS

	For the six months ended 30 June
	2015	2014
	RMB million	RMB million
Debt securities
Net realised gains	(16)	77

Subtotal	(16)	77

Equity securities
Net realised gains	38,407	311
Impairment	(38)	(655)

Subtotal	38,369	(344)

Total	38,353	(267)

Net realised gains and impairment on financial assets are from available-for-sale securities.

For the six months ended 30 June 2015, the Group recognised no impairment (for the six months ended 30 June 2014: RMB30 million) of available-for-sale funds, RMB38 million impairment (for the six months ended 30 June 2014: RMB625 million) of available-for-sale common stocks and no impairment (for the six months ended 30 June 2014: Nil) of other available-for-sale securities, for which the Group determined that objective evidence of impairment existed.

3	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the six months ended 30 June
	2015	2014
	RMB million	RMB million
Debt securities	70	500
Equity securities	12,116	(101)
Stock appreciation rights	(159)	165
Financial liabilities at fair value through profit or loss	(257)	—

Total	11,770	564

4	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging the following:

	For the six months ended 30 June
	2015	2014
	RMB million	RMB million
Employee salaries and welfare cost	5,090	4,269
Housing benefits	406	379
Contribution to the defined contribution pension plan	795	1,013
Depreciation and amortisation	1,025	1,031
Exchange losses/(gains)	45	(74)

5	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same fiscal authority.

(a)	The amount of taxation charged to net profit represents:

	For the six months ended 30 June
	2015	2014
	RMB million	RMB million
Current taxation – Enterprise income tax	11,897	3,259
Deferred taxation	(2,393)	1,051

Taxation charges	9,504	4,310

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2014: 25%) is as follows:

	For the six months ended 30 June
	2015	2014
	RMB million	RMB million
Profit before income tax	41,238	22,864
Tax computed at the statutory tax rate	10,310	5,716
Non-taxable income (i)	(1,721)	(1,449)
Expenses not deductible for tax purposes (i)	908	34
Unused tax losses	20	16
Others	(13)	(7)

Income tax at the effective tax rate	9,504	4,310

(i)	Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include commission, brokerage, donation and others that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 30 June 2015 and 30 June 2014, deferred tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the period are as follows:

Deferred tax assets/(liabilities)

	Insurance	Investments	Others	Total
	RMB million (i)	RMB million (ii)	RMB million (iii)	RMB million
As at 1 January 2014	(11,627)	5,627	1,081	(4,919)
(Charged)/credited to net profit	(194)	(448)	(409)	(1,051)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(3,356)	—	(3,356)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	—	—	—	—
– Others	—	4	—	4

As at 30 June 2014	(11,821)	1,827	672	(9,322)

As at 1 January 2015	(8,316)	(12,095)	1,036	(19,375)
(Charged)/credited to net profit	2,724	98	(429)	2,393
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(4,024)	—	(4,024)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	1,879	—	—	1,879
– Others	—	(4)	—	(4)

As at 30 June 2015	(3,713)	(16,025)	607	(19,131)

(i)	The deferred tax arising from the insurance category is mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividend payables.

(ii)	The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses), which includes available-for-sale securities, securities at fair value through profit or loss, and others.

(iii)	The deferred tax arising from the other categories is mainly related to the temporary differences of employee salaries and welfare cost payables.

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 30 June 2015	As at 31 December 2014
	RMB million	RMB million
Deferred tax assets:
– deferred tax assets to be recovered after 12 months	8,636	4,219
– deferred tax assets to be recovered within 12 months	1,686	2,027

Subtotal	10,322	6,246

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(28,183)	(24,130)
– deferred tax liabilities to be settled within 12 months	(1,270)	(1,491)

Subtotal	(29,453)	(25,621)

Net deferred tax liabilities	(19,131)	(19,375)

6	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2015 are based on the net profit for the period attributable to equity holders of the Company and the weighted average number of 28,264,705,000 ordinary shares (for the six months ended 30 June 2014: 28,264,705,000 ordinary shares).

7	DIVIDENDS

A dividend in respect of 2014 of RMB0.40 per ordinary share, totalling RMB11,306 million, was approved at the Annual General Meeting on 28 May 2015.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2015

	Unaudited As at 30 June 2015	Audited As at 31 December 2014
	RMB million	RMB million
ASSETS
Property, plant and equipment	25,190	25,348
Investment properties	1,260	1,283
Investments in associates and joint ventures	46,625	44,390
Held-to-maturity securities	503,341	517,283
Loans	184,857	166,453
Term deposits	647,679	690,156
Statutory deposits – restricted	6,333	6,153
Available-for-sale securities	736,231	607,531
Securities at fair value through profit or loss	54,601	53,052
Securities purchased under agreements to resell	3,941	11,925
Accrued investment income	45,878	44,350
Premiums receivable	22,910	11,166
Reinsurance assets	1,179	1,032
Other assets	24,161	19,411
Cash and cash equivalents	75,369	47,034

Total assets	2,379,555	2,246,567

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

As at 30 June 2015

	Unaudited As at 30 June 2015	Audited As at 31 December 2014
	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	1,685,380	1,603,446
Investment contracts	80,428	72,275
Policyholder dividends payable	104,420	74,745
Interest-bearing loans and borrowings	2,650	2,623
Bonds payable	67,992	67,989
Financial liabilities at fair value through profit or loss	976	10,890
Securities sold under agreements to repurchase	44,418	46,089
Annuity and other insurance balances payable	29,013	25,617
Premiums received in advance	1,971	15,850
Other liabilities	24,511	20,062
Deferred tax liabilities	19,131	19,375
Current income tax liabilities	4,054	52
Statutory insurance fund	306	223

Total liabilities	2,065,250	1,959,236

Equity
Share capital	28,265	28,265
Reserves	155,770	145,919
Retained earnings	126,912	109,937

Attributable to equity holders of the Company	310,947	284,121

Non-controlling interests	3,358	3,210

Total equity	314,305	287,331

Total liabilities and equity	2,379,555	2,246,567

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2015

	Unaudited
	Attributable to equity holders of the Company
	Share capital	Reserves	Retained earnings	Non-controlling interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2014	28,265	97,029	95,037	2,254	222,585
Net profit	—	—	18,407	147	18,554
Other comprehensive income	—	10,327	—	25	10,352

Total comprehensive income	—	10,327	18,407	172	28,906

Transactions with owners
Appropriation to reserves	—	2,509	(2,509)	—	—
Dividends paid	—	—	(8,479)	—	(8,479)
Dividends to non-controlling interests	—	—	—	(91)	(91)

Total transactions with owners	—	2,509	(10,988)	(91)	(8,570)

As at 30 June 2014	28,265	109,865	102,456	2,335	242,921

As at 1 January 2015	28,265	145,919	109,937	3,210	287,331
Net profit	—	—	31,489	245	31,734
Other comprehensive income	—	6,679	—	9	6,688

Total comprehensive income	—	6,679	31,489	254	38,422

Transactions with owners
Appropriation to reserves	—	3,208	(3,208)	—	—
Dividends paid (Note 7)	—	—	(11,306)	—	(11,306)
Dividends to non-controlling interests	—	—	—	(106)	(106)
Others	—	(36)	—	—	(36)

Total transactions with owners	—	3,172	(14,514)	(106)	(11,448)

As at 30 June 2015	28,265	155,770	126,912	3,358	314,305

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2015

	Unaudited For the six months ended 30 June
	2015	2014
	RMB million	RMB million
Net cash inflow from operating activities	24,948	40,471

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities	282,249	125,141
Purchases	(356,383)	(200,648)
Additional capital contribution to associates and joint ventures	(250)	(2,871)
Decrease/(increase) in term deposits, net	39,160	(21,851)
Decrease in securities purchased under agreements to resell, net	7,958	6,989
Interest received	42,541	36,835
Dividends received	4,882	1,335
Increase in policy loans, net	(5,631)	(6,803)

Net cash inflow/(outflow) from investing activities	14,526	(61,873)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	(693)	48,121
Cash received from borrowings	—	2,881
Interest paid	(2,008)	(1,421)
Dividends paid to equity holders of the Company	(8,330)	(6,247)
Dividends paid to non-controlling interests	(106)	(91)

Net cash inflow/(outflow) from financing activities	(11,137)	43,243

Foreign currency gains/(losses) on cash and cash equivalents	(2)	15

Net increase in cash and cash equivalents	28,335	21,856

Cash and cash equivalents
Beginning of period	47,034	21,330

End of period	75,369	43,186

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	73,918	42,659
Short-term bank deposits	1,451	527

SEGMENT INFORMATION

1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and allocated cost of insurance agency business in respect of services to China Life Insurance (Group) Company, share of results of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

In order to better reflect the changes in the Group’s external environment and business structure, and the objectives of future development, as well as providing users of financial statements with more useful information, the Group has adjusted its internal reporting method of segments in 2014, and realigned the composition of its reporting segments by changing the previously reported individual life insurance, group life insurance, short-term insurance, supplementary major medical insurance and other segments into four newly identified segments, namely life insurance, health insurance, accident insurance and others. The Group’s management has conducted analysis and evaluation on the operating results based on the new reporting segments.

The Group has restated comparative amounts based on the adjusted operating segments as follows.

2	Allocation basis of income and expenses

Investment income, net realised gains and impairment on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

	For the six months ended 30 June 2015
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	204,780	22,213	7,305	—	—	234,298
– Term life	1,435	—	—	—	—
– Whole life	13,647	—	—	—	—
– Endowment	118,294	—	—	—	—
– Annuity	71,404	—	—	—	—
Net premiums earned	204,763	18,128	6,469	—	—	229,360
Investment income	47,933	1,404	181	215	—	49,733
Net realised gains and impairment on financial assets	36,993	1,081	139	140	—	38,353
Net fair value gains through profit or loss	11,103	324	43	300	—	11,770
Other income	439	31	—	2,125	(494)	2,101
Including: inter-segment revenue	—	—	—	494	(494)	—

Segment revenues	301,231	20,968	6,832	2,780	(494)	331,317

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(135,868)	(797)	(10)	—	—	(136,675)
Accident and health claims and claim adjustment expenses	—	(6,053)	(1,684)	—	—	(7,737)
Increase in insurance contract liabilities	(71,048)	(6,541)	(79)	—	—	(77,668)
Investment contract benefits	(1,239)	—	—	—	—	(1,239)
Policyholder dividends resulting from participation in profits	(29,415)	(155)	—	—	—	(29,570)
Underwriting and policy acquisition costs	(14,919)	(2,253)	(1,808)	(529)	—	(19,509)
Finance costs	(2,178)	(64)	(8)	(63)	—	(2,313)
Administrative expenses	(7,626)	(1,879)	(1,174)	(1,012)	—	(11,691)
Other expenses	(4,731)	(199)	(428)	(476)	494	(5,340)
Including: inter-segment expenses	(478)	(14)	(2)	—	494	—
Statutory insurance fund contribution	(349)	(79)	(54)	—	—	(482)

Segment benefits, claims and expenses	(267,373)	(18,020)	(5,245)	(2,080)	494	(292,224)

Share of profit of associates and joint ventures	—	—	—	2,145	—	2,145

Segment results	33,858	2,948	1,587	2,845	—	41,238

Income tax						(9,504)

Net profit						31,734

Attributable to
– Equity holders of the Company						31,489
– Non-controlling interests						245
Other comprehensive income attributable to equity holders of the Company	6,160	180	23	316	—	6,679
Depreciation and amortisation	687	157	107	74	—	1,025

	For the six months ended 30 June 2014 (restated)
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	172,688	17,817	6,745	—	—	197,250
– Term life	1,134	—	—	—	—
– Whole life	14,366	—	—	—	—
– Endowment	139,877	—	—	—	—
– Annuity	17,311	—	—	—	—
Net premiums earned	172,666	15,180	5,929	—	—	193,775
Investment income	43,700	1,046	157	172	—	45,075
Net realised gains and impairment on financial assets	(242)	(6)	(1)	(18)	—	(267)
Net fair value gains through profit or loss	552	13	2	(3)	—	564
Other income	432	33	—	1,845	(458)	1,852
Including: inter-segment revenue	—	—	—	458	(458)	—

Segment revenues	217,108	16,266	6,087	1,996	(458)	240,999

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(113,267)	(634)	(5)	—	—	(113,906)
Accident and health claims and claim adjustment expenses	—	(4,769)	(1,866)	—	—	(6,635)
Increase in insurance contract liabilities	(56,211)	(3,979)	(51)	—	—	(60,241)
Investment contract benefits	(1,031)	—	—	—	—	(1,031)
Policyholder dividends resulting from participation in profits	(9,162)	(50)	—	—	—	(9,212)
Underwriting and policy acquisition costs	(9,965)	(2,095)	(1,665)	(410)	—	(14,135)
Finance costs	(1,865)	(45)	(7)	(10)	—	(1,927)
Administrative expenses	(7,292)	(1,487)	(1,149)	(874)	—	(10,802)
Other expenses	(1,385)	(93)	(379)	(487)	458	(1,886)
Including: inter-segment expenses	(445)	(11)	(2)	—	458	—
Statutory insurance fund contribution	(296)	(58)	(47)	—	—	(401)

Segment benefits, claims and expenses	(200,474)	(13,210)	(5,169)	(1,781)	458	(220,176)

Share of profit of associates and joint ventures	—	—	—	2,041	—	2,041

Segment results	16,634	3,056	918	2,256	—	22,864

Income tax						(4,310)

Net profit						18,554

Attributable to
– Equity holders of the Company						18,407
– Non-controlling interests						147
Other comprehensive income attributable to equity holders of the Company	10,002	239	36	50	—	10,327
Depreciation and amortisation	708	138	112	73	—	1,031

EMBEDDED VALUE

Summary of Results

The embedded value as at 30 June 2015 and the corresponding results as at 31 December 2014 are shown below:

Table 1

Components of Embedded Value

		RMB million
ITEM	30 June 2015	31 December 2014
A Adjusted Net Worth	234,653	194,236
B Value of In-Force Business before Cost of Solvency Margin	324,682	300,712
C Cost of Solvency Margin	(42,513)	(40,042)
D Value of In-Force Business after Cost of Solvency Margin (B + C)	282,169	260,670
E Embedded Value (A + D)	516,822	454,906

Note:	Taxable income is based on earnings calculated using solvency reserves.

The value of half year’s sales for the six months ended 30 June 2015 and for the corresponding period of last year:

Table 2

Components of Value of Half Year’s Sales

		RMB million
ITEM	30 June 2015	30 June 2014
A Value of Half Year’s Sales before Cost of Solvency Margin	21,462	15,316
B Cost of Solvency Margin	(2,825)	(1,857)
C Value of Half Year’s Sales after Cost of Solvency Margin (A + B)	18,637	13,459

Note:	Taxable income is based on earnings calculated using solvency reserves.

VALUE OF HALF YEAR’S SALES BY CHANNEL

The value of half year’s sales for the six months ended 30 June 2015 by channel is shown below:

Table 3

Value of Half Year’s Sales by Channel

		RMB million
Channel	30 June 2015	30 June 2014
Exclusive Individual Agent Channel	17,264	13,118
Group Insurance Channel	204	134
Bancassurance Channel	1,169	207
Total	18,637	13,459

Note:	Taxable income is based on earnings calculated using solvency reserves.

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.

Table 4

Analysis of Embedded Value Movement in the First Half Year of 2015

RMB million
ITEM
A Embedded Value at Start of Year	454,906
B Expected Return on Embedded Value	21,130
C Value of New Business in the Period	18,637
D Operating Experience Variance	3,923
E Investment Experience Variance	26,411
F Methodology and Model Changes	153
G Market Value and Other Adjustments	2,082
H Exchange Gains or Losses	(18)
I Shareholder Dividend Distribution	(11,306)
J Other	904
K Embedded Value as at 30 June 2015 (sum A through J)	516,822

Notes:	Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2015 opening net worth.

C	Value of new business sales in the first half year of 2015.

D	Reflects the difference between actual operating experience in the first half year of 2015 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.

E	Compares actual with expected investment returns during the first half year of 2015.

F	Reflects the effect of projection method and model enhancements.

G	Change in the market value adjustment from the beginning of year 2015 to 30 June 2015 and other related adjustments.

H	Reflects the gains or losses due to changes in exchange rate.

I	Reflects dividends distributed to shareholders during 2015.

J	Other miscellaneous items.

SENSITIVITY RESULTS

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 5

Sensitivity Results

		RMB million
	VALUE OF IN-FORCE BUSINESS AFTER COST OF SOLVENCY MARGIN	VALUE OF HALF YEAR’S SALES AFTER COST OF SOLVENCY MARGIN
Base case scenario	282,169	18,637
1. Risk discount rate of 11.5%	269,021	17,694
2. Risk discount rate of 10.5%	296,281	19,656
3. 10% increase in investment return	327,744	22,736
4. 10% decrease in investment return	236,897	14,546
5. 10% increase in expenses	279,330	17,342
6. 10% decrease in expenses	285,008	19,933
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	279,917	18,540
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	284,461	18,735
9. 10% increase in lapse rates	280,907	18,075
10. 10% decrease in lapse rates	283,368	19,153
11. 10% increase in morbidity rates	279,767	18,552
12. 10% decrease in morbidity rates	284,596	18,723
13. 10% increase in claim ratio of short term business	281,567	17,813
14. 10% decrease in claim ratio of short term business	282,770	19,462
15. Solvency margin at 150% of statutory minimum	261,300	17,160
16. Taxable income based on the accounting profit in accordance with the “Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario	283,752	18,826

Note:	Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 15.

CORPORATE GOVERNANCE

The Company has applied the principles of the Corporate Governance Code and Corporate Governance Report (the “CG Code”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), and has complied with all code provisions of the CG Code during the Reporting Period.

DIVIDEND

The Company will not declare an interim dividend for the Reporting Period.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

For the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

COMPLIANCE WITH THE CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

The Board has established written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (the “Model Code”) for Directors and Supervisors of the Company in respect of their dealings in the securities of the Company. After making specific inquiries to all the Directors and Supervisors of the Company, they confirmed that they had complied with the Model Code and the Company’s own guidelines during the Reporting Period.

REVIEW OF ACCOUNTS

The Audit Committee together with external auditors engaged by the Company has reviewed the unaudited consolidated financial statements of the Company for the six months ended 30 June 2015.

PUBLICATION OF INTERIM REPORT

The Company’s interim report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.

This announcement is published in both English and Chinese. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen,
Huang Yiping, Robinson Drake Pike

By Order of the Board
CHINA LIFE INSURANCE COMPANY LIMITED
Yang Mingsheng
Chairman

Beijing, China

26 August 2015